Exhibit 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of

Labopharm Inc.

We have audited Labopharm Inc.’s (the “Company”) internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the management report on internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2007 and our report dated February 14, 2008 expressed an unqualified opinion thereon.

(signed)
Montréal, Canada	Ernst & Young LLP
February 14, 2008	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Labopharm Inc.

We have audited the consolidated balance sheets of Labopharm Inc. (the “Company”) as at December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

As explained in Note 3 to the consolidated financial statements, in 2007, the Company adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3251 “Equity”, Section 1530 “Comprehensive Income”, and Section 3865 “Hedging.”

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2008 expressed an unqualified opinion thereon.

(signed)
Montréal, Canada	Ernst & Young LLP
February 14, 2008	Chartered Accountants

CONSOLIDATED BALANCE SHEETS

[thousands of Canadian dollars]

AS AT DECEMBER 31,	2007 $	2006 $
ASSETS [note 14]
Current
Cash and cash equivalents	17,173	13,722
Available-for-sale marketable securities [note 4]	54,726	87,048
Accounts receivable [note 5]	1,972	2,701
Research and development tax credits receivable [note 18]	1,197	1,869
Income taxes receivable	161	939
Inventories [note 6]	2,875	5,287
Prepaid expenses and other assets	1,460	1,384
Total current assets	79,564	112,950
Restricted long-term investments [note 7]	1,277	1,280
Long-term investment [note 8]	4,329	—
Property, plant and equipment, net [note 9]	10,800	10,909
Intangible assets, net [note 10]	3,453	3,205
Deferred financing costs [note 3]	—	156
Future income tax assets [note 17]	116	134
	99,539	128,634

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 11]	8,719	8,908
Current portion of deferred revenue [note 12]	4,325	7,916
Current portion of obligations under capital leases [note 13]	203	94
Current portion of long-term debt [note 14]	—	4,425
Total current liabilities	13,247	21,343
Deferred revenue [note 12]	17,083	16,593
Obligations under capital leases [note 13]	5,613	5,746
Long-term debt [note 14]	13,647	3,396
Total liabilities	49,590	47,078

Shareholders’ equity
Capital stock [note 15]
Common shares, no par value, unlimited authorized shares, 56,817,963 and 56,747,963 issued as at December 31, 2007 and 2006, respectively	241,955	241,588
Warrants [note 15]	541	—
Contributed surplus [note 15]	12,527	8,417
Deficit	(205,024)	(168,449)
Accumulated other comprehensive loss	(50)	—
Total shareholders’ equity	49,949	81,556
	99,539	128,634

Commitments, guarantees and contingencies [notes 16 and 17]

See accompanying notes

On behalf of the Board:	(signed)	(signed)
	James R. Howard-Tripp	James S. Scibetta

CONSOLIDATED STATEMENTS OF OPERATIONS

[thousands of Canadian dollars, except share and per share amounts]

FOR THE YEARS ENDED DECEMBER 31,	2007 $	2006 $	2005 $
REVENUE [note 24]
Product sales	11,935	6,863	1,269
Licensing	5,846	9,011	1,908
Research and development collaborations	1,217	—	61
	18,998	15,874	3,238

EXPENSES
Cost of goods sold (excluding amortization) [note 6]	7,216	4,940	758
Research and development expenses, net [note 18]	23,583	16,054	19,738
Selling, general and administrative expenses [note 25]	20,335	16,598	12,188
Financial expenses [note 19]	1,931	2,654	1,937
Impairment loss on long-term investment [note 8]	1,474	—	—
Depreciation and amortization	1,974	1,744	1,664
Interest income	(3,478)	(3,379)	(557)
Foreign exchange loss (gain)	37	(1,008)	(355)
	53,072	37,603	35,373
Loss before income taxes	(34,074)	(21,729)	(32,135)
Income taxes [note 17]	2,501	2,136	1,199
Net loss for the year	(36,575)	(23,865)	(33,334)
Net loss per share – basic and diluted	(0.64)	(0.46)	(0.78)
Weighted average number of common shares outstanding	56,801,196	52,402,798	42,922,741

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY) AND COMPREHENSIVE LOSS

[thousands of Canadian dollars, except share amounts]

	OUTSTANDING COMMON SHARES		WARRANTS $	CONTRIBUTED SURPLUS $	DEFICIT $	AOCI* $	TOTAL $
	#	$
Balance, December 31, 2004	42,510,630	132,658	—	4,745	(111,250)	—	26,153
Net loss for the year	—	—	—	—	(33,334)	—	(33,334)
Shares issued on the exercise of stock options	834,600	2,242	—	(149)	—	—	2,093
Issuance of warrants	—	—	731	—	—	—	731
Shares issued on the exercise of warrants	328,633	731	(731)	—	—	—	—
Stock-based compensation	—	—	—	1,754	—	—	1,754
Balance, December 31, 2005	43,673,863	135,631	—	6,350	(144,584)	—	(2,603)
Net loss for the year	—	—	—	—	(23,865)	—	(23,865)
Share issuance	12,650,000	112,734	—	—	—	—	112,734
Share issuance costs	—	(9,240)	—	—	—	—	(9,240)
Shares issued on the exercise of stock options	424,100	2,463	—	(533)	—	—	1,930
Stock-based compensation	—	—	—	2,600	—	—	2,600
Balance, December 31, 2006	56,747,963	241,588	—	8,417	(168,449)	—	81,556
Net loss for the year	—	—	—	—	(36,575)	—	(36,575)
Changes in unrealized loss on available-for-sale marketable securities	—	—	—	—	—	(50)	(50)
Comprehensive loss for the year							(36,625)
Issuance of warrants	—	—	541	—	—	—	541
Shares issued on the exercise of stock options	70,000	367	—	(142)	—	—	225
Stock-based compensation	—	—	—	4,252	—	—	4,252
Balance, December 31, 2007	56,817,963	241,955	541	12,527	(205,024)	(50)	49,949

*	Accumulated Other Comprehensive Income (Loss)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

[thousands of Canadian dollars]

FOR THE YEARS ENDED DECEMBER 31,	2007 $	2006 $	2005 $
OPERATING ACTIVITIES
Net loss for the year	(36,575)	(23,865)	(33,334)
Items not affecting cash:
Depreciation of property, plant and equipment	1,729	1,514	1,524
Amortization of intangible assets	245	230	140
Amortization of deferred financing costs	—	208	110
Amortization of premium and discount on marketable securities	255	146	—
Impairment loss on long-term investment [note 8]	1,474	—	—
Non-cash financial expenses	131	—	271
Unrealized foreign exchange (gain) loss	44	(921)	(232)
Future income tax	18	(134)	—
Stock-based compensation	4,252	2,600	1,754
	(28,427)	(20,222)	(29,767)
Net change in non-cash operating items [note 20]	1,249	(14,872)	28,727
	(27,178)	(35,094)	(1,040)

INVESTING ACTIVITIES
Acquisition of marketable securities	(73,066)	(106,276)	(20,440)
Proceeds from disposals of marketable securities	13,385	5,000	958
Proceeds from maturities of marketable securities	85,961	29,994	25,685
Acquisition of property, plant and equipment	(1,852)	(1,711)	(843)
Acquisition of intangible assets	(493)	(1,366)	(173)
	23,935	(74,359)	5,187

FINANCING ACTIVITIES
Repayment of obligations under capital lease	(96)	(83)	(134)
Proceeds from issuance of common shares [note 15]	225	114,664	2,093
Issuance costs of common shares [note 15]	—	(9,240)	—
Repayment of long-term debt [note 14]	(6,977)	(3,271)	—
Proceeds from issuance of long-term debt [note 14]	14,117	—	11,586
Proceeds from issuance of warrants [note 14]	541	—	731
Transaction costs [note 14]	(25)	—	(474)
	7,785	102,070	13,802
Foreign exchange gain (loss) on cash held in foreign currencies	(1,091)	823	(476)
Net increase (decrease) in cash and cash equivalents during the year	3,451	(6,560)	17,473
Cash and cash equivalents, beginning of year	13,722	20,282	2,809
Cash and cash equivalents, end of year	17,173	13,722	20,282

Supplemental cash flow information:
Interest paid	1,762	1,994	1,434
Income taxes paid (received)	(850)	633	427

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

[thousands of Canadian dollars, except where noted and for share and per share amounts]

1. DESCRIPTION OF BUSINESS

Labopharm Inc. [the “Company”], incorporated under the Companies Act (Québec) is an international specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary and advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or licensing agreements with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell its pharmaceutical products. The future profitability of the Company is dependent upon such factors as the success of clinical trials, the approval by regulatory authorities of products developed by the Company, and the ability of the Company to successfully market, sell and distribute its products either by itself or through agreements with others. It may be necessary for the Company to obtain additional financing to complete its projects.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”]. The most significant accounting policies are summarized below. A reconciliation of significant differences with generally accepted accounting principles in the United States [“U.S. GAAP”] is presented in note 26.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates include, but are not limited to, revenue recognition, the period over which certain deferred revenue is recognized, the measurement of allowance for doubtful accounts, long-term asset valuations including long-term investment, impairment assessments, the measurement of the valuation allowance for future tax assets, tax credits, as well as stock-based compensation. The Company reviews all significant estimates affecting the consolidated financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates and such differences could be material.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of its wholly-owned subsidiaries, Labopharm Europe Limited, Labopharm (Barbados) Limited, Labopharm Cyprus Limited and Labopharm USA, Inc. All significant inter-company transactions and balances have been eliminated upon consolidation.

Revenue recognition

The Company recognizes revenue from product sales, research and development collaborations, and licensing arrangements, which may include multiple elements. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting, if certain criteria are met. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

Licensing revenue – For up-front non-refundable licensing payments, revenue is deferred and recognized on a straight-line basis during the term over which the Company maintains substantive contractual obligations. For any portion of an up-front licensing payment that is subject to a refund, the revenue is deferred. Once the refund condition lapses, revenue is recognized on a straight-line basis during the term over which the Company maintains substantive contractual obligations. Milestone payments are recognized as revenue when the underlying condition is met, the milestone is not a condition to future deliverables, and collectibility is reasonably assured. Otherwise, they are recognized as revenue over the remaining term of the underlying agreement or the term over which the Company maintains substantive contractual obligations. Amounts received in advance of recognition are included in deferred revenue. The term over which milestone payments are recognized as revenue can be revised if the period over which the Company maintains substantive contractual obligations changes following significant events or circumstances.

Product sales – Revenue is recognized when the product is shipped to the Company’s customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped, prices are fixed or determinable, and collection is reasonably assured. The Company’s products are indirectly subject to pricing regulations in certain markets.

Research and development collaborations – The Company recognizes revenue from various research agreements as the contracted services are performed or when milestones are achieved, in accordance with the terms of the specific agreements. Up-front payments for the use of technology where further services are to be provided or fees received on the signing of research agreements are recognized over the period of performance of the related activities. Amounts received in advance of recognition are included in deferred revenue.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts related to its accounts receivable. The Company reviews its accounts receivable on a regular basis to determine if any receivables have a high risk of being uncollectible, and include these in its allowance. Actual write-offs may however exceed the recorded allowance. The Company did not have an allowance for doubtful accounts as at December 31, 2007 and 2006.

Cash and cash equivalents

Cash and cash equivalents consist of cash and all highly liquid short-term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company considers these highly liquid short-term investments with a maturity on acquisition of less than three months to be cash equivalents.

As at December 31, 2007, cash and cash equivalents included $11,913 of cash equivalents yielding 3.2% interest and as at December 31, 2006 and 2005, cash and cash equivalents were comprised of cash.

Available-for-sale marketable securities

Marketable securities are classified as available-for-sale and are recorded at fair value. Unrealized gains or losses are recognized in other comprehensive income in shareholders’ equity until the marketable security is derecognized and all cumulative gain or loss is then recognized in net loss. The Company monitors its marketable securities for declines in value other than temporary and impairment losses are recognized in net loss. The amortization of acquisition premiums and discounts is recorded as a deduction from or addition to interest earned on those securities, respectively.

Inventories

Inventories are valued at the lower of cost, which is determined on an average cost basis, and net realizable value for finished goods and intermediate finished goods, and replacement cost for raw materials.

Property, plant and equipment

Property, plant and equipment are recorded at cost less related investment tax credits for research and development equipment.

Assets acquired under capital leases are recorded at cost, being the initial present value of the minimum lease payments after deduction of executory costs.

Depreciation of property, plant and equipment and assets acquired under capital leases are calculated over their estimated useful lives using the following methods and rates:

Building and building improvements	Straight-line over the term of the lease	up to 15 years

Laboratory and plant equipment	Diminishing balance	20% to 30%

Computer hardware and software	Diminishing balance	30%

Furniture and office equipment	Straight-line	5 to 10 years

Leasehold improvements	Straight-line over the term of the lease	up to 10 years

Intangible assets

Intangible assets consist of patents and trademarks and intellectual property rights which consist of fees paid to license technology or to acquire patents. The patent costs include legal fees to obtain patents and patent application fees. Intellectual property rights include fees paid to third-parties for the use of technologies.

Amortization of intangible assets is calculated over their estimated useful lives, which cannot exceed the life of the underlying patents, using the following methods and rates:

Intellectual property rights	Straight-line	up to 20 years

Patents and trademarks	Straight-line	up to 20 years

Impairment of long-lived assets

Property, plant and equipment and other long-lived assets are regularly reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset to be held and used with the total of the undiscounted cash flows expected from its use and disposal. If such assets are considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income during the year.

Financing costs and transaction fees

Financing costs associated with the issuance of debt are deferred, recorded as a reduction of the carrying value of the related debt, and amortized over the term of the related debt using the effective interest rate method. Transactions costs, such as legal fees, that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability’s carrying value at inception.

Research and development expenses

Research expenses are charged to income in the year of expenditure less related tax credits. Development costs net of related tax credits are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Company has not deferred any such development costs to date.

Government assistance

Grant amounts resulting from government assistance programs, including investment tax credits on research and development expenses, are reflected as reductions to the cost of the assets or to the expenses to which they relate at the time the assistance becomes receivable.

Foreign currency translation

The Company’s foreign subsidiaries are considered to be integrated foreign entities and are accounted for in accordance with the temporal method, as are transactions in foreign currencies entered into by the Company. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate, non-monetary assets and liabilities are translated at the historical exchange rate, and revenue and expense items are translated into Canadian dollars at rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from these transactions are included in income during the year in which they occurred.

Stock-based compensation plan

The Company has a stock-based compensation plan and has applied the fair value based method to expense all options awarded to employees and directors since March 1, 2002. The fair value of stock options granted is determined at the date of grant using the Black-Scholes option pricing model, and expensed over the vesting period of the options. In determining the expense, the Company deducts the number of awards that are expected to be forfeited at the time of grant and the Company revises this estimate, if necessary, in subsequent years if actual forfeitures differ from those estimates.

Net loss per share

The basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

The diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects if any, of dilutive common share equivalents such as options. This method requires that the diluted net loss per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the volume weighted average trading price of the common shares during the year.

Diluted net loss per share is equal to the basic net loss per share since the effect of exercising 438,163 stock options [2006 – 2,591,811 and 2005 – 1,574,425] would be antidilutive for all periods presented.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Issuance costs of capital stock

The Company records issuance costs of capital stock against capital stock.

Recent accounting pronouncements

The Canadian Institute of Chartered Accountants [“CICA”] has issued the following new Handbook Sections which are effective for the Company’s 2008 fiscal year:

Section 3862, “Financial Instruments – Disclosures”, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

Section 3863, “Financial Instruments – Presentation”, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861 “Financial Instruments – Disclosure and Presentation”. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

In June 2007, the CICA issued a new accounting standard – Section 3031, “Inventories”, which replaces the existing standard for inventories, Section 3030. The main features of the new section are as follows: measurement of inventories at the lower of cost and net realizable value; consistent use of either first-in, first-out or a weighted average cost formula to measure cost; reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories. The Company is currently assessing the impact of the adoption of this new Section on its consolidated financial statements.

Section 1400, “General Standards of Financial Statement Presentation”. This Section has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The Company is currently assessing the impact of the adoption of this new Section on its consolidated financial statements.

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards [“IFRS”] over a transition period expected to end in 2011. The Company is reviewing the transition to IFRS on its consolidated financial statements and has not yet determined the impact.

3. CHANGES IN ACCOUNTING POLICIES

The CICA recently released the following Handbook Sections: 3855, Financial Instruments – Recognition and Measurement; 1530, Comprehensive Income; 3251, Equity; 3865, Hedges; and 1506, Accounting Changes. The Company adopted these sections on January 1, 2007. The impact of the adoption of these sections on the Company’s consolidated financial statements, as prescribed by the applicable transitional provisions, is presented hereafter.

Financial Instruments – Recognition and Measurement

This new Section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount; sometimes using fair value and other times using cost-based measures depending on the financial instrument’s classification. Additionally, changes in subsequent measurements, if any, are recognized in net loss or comprehensive loss depending on its classification.

Under the new Section, all financial assets are classified as held for trading, held-to-maturity investments, loans and receivables or available-for-sale. Also, all financial liabilities must be classified as held for trading or other financial liabilities. All financial instruments are recorded initially on the consolidated balance sheet at fair value. After initial recognition, the financial instruments should be measured at their fair values, except for held-to-maturity investments, loans and receivables and other financial liabilities, which should be measured at amortized cost using the effective interest method of amortization.

The effective interest related to the financial assets and liabilities and the gain or loss arising from a change in the fair value of a financial asset or financial liability classified as held for trading are included in net loss for the year in which they arise. If a financial asset is classified as available-for-sale, the gain or loss should be recognized in other comprehensive income until the financial asset is derecognized and all cumulative gain or loss is then recognized in net income, or if there has been a loss in value of such investment that is other than a temporary decline, the investment should be written down and the impairment loss should be recognized in net loss.

The Company has classified its cash and cash equivalents as held for trading, its marketable securities, long-term investment and restricted long-term investments as available-for-sale and its accounts receivable have been classified as loans and receivables. As at January 1, 2007, deferred financing costs of $156 were classified as a reduction of the carrying value of long-term debt. Accounts payable and long-term debt have been classified as other financial liabilities. Upon initial application of this Section, all adjustments to the carrying amount of financial assets and liabilities are recognized as an adjustment to the opening balance of deficit or accumulated other comprehensive income, depending on the classification of the existing asset or liability. The initial measurement of the financial instruments of the Company did not result in any adjustment to the opening balance of deficit or accumulated other comprehensive income, and the measurement as at December 31, 2007 resulted in an unrealized loss on available-for-sale marketable securities of $50 recorded in accumulated other comprehensive loss.

Comprehensive Income (Loss) and Shareholders’ Equity

Section 1530 establishes standards for reporting comprehensive income (loss) and as a result of the adoption of this new Section, the cumulative amount, i.e. accumulated other comprehensive income (loss), is presented separately under shareholders’ equity in the consolidated balance sheets and a reconciliation of the accumulated other comprehensive income (loss) as well as the comprehensive income (loss) for the year are presented in the consolidated statements of shareholders’ equity (deficiency) and comprehensive loss. The impact of the adoption of this section is as previously indicated.

Hedges

Section 3865 establishes standards for when and how hedge accounting may be applied. Hedging is an activity designed to modify an entity’s exposure to one or more risks. Hedge accounting modifies the normal basis for recognizing the gains, losses, revenue and expenses associated with a hedged item or a hedging item in an entity’s income statement. It ensures that off-setting gains, losses, revenue and expenses are recognized in the same period. The adoption of this standard had no impact on the Company’s consolidated results of operations or financial position.

Accounting Changes

In July 2006, the CICA issued changes to the CICA Handbook Section 1506 entitled “Accounting Changes”. The changes to this section particularly affect the following items: an entity would be permitted to change an accounting policy only when it is required by a primary source of GAAP, or when the change results in a more reliable and relevant presentation in the financial statements; changes in accounting policy should be applied retroactively, except in cases where specific transitional provisions in a primary source of GAAP permit otherwise or where application to comparative information is impractical [the standard provides specific guidance as to what is considered impractical]; expanded disclosures about the effects of changes in accounting policies, estimates and errors to the financial statements; and, disclosure of new primary sources of GAAP that have been issued but have not yet come into effect and have not yet been adopted by the entity. The adoption of this standard did not have a significant impact on the Company’s consolidated results of operations or financial position.

4. AVAILABLE-FOR-SALE MARKETABLE SECURITIES

Marketable securities are comprised of investment grade instruments with an average weighted yield of 4.29% [2006 – 4.21%], and include the following:

	AMORTIZED COST $	GROSS UNREALIZED LOSSES $	ESTIMATED FAIR VALUE $
2007
Maturing within one year
Commercial paper	31,083	5	31,078
Corporate bonds	16,096	44	16,052
Government bonds	7,597	1	7,596
	54,776	50	54,726

2006
Maturing within one year
Commercial paper	46,813	—	46,813
Corporate bonds	10,346	—	10,346
Government bonds	22,080	—	22,080
	79,239	—	79,239
Maturing after one year through two years
Corporate bonds	5,239	—	5,239
Government bonds	2,570	—	2,570
	7,809	—	7,809
	87,048	—	87,048

5. ACCOUNTS RECEIVABLE

	2007 $	2006 $
Trade	1,165	2,302
Sales taxes	328	314
Other non trade	319	—
Other	160	85
	1,972	2,701

6. INVENTORIES

	2007 $	2006 $
Raw materials	827	2,264
Intermediate finished goods	1,899	2,865
Finished goods	149	158
	2,875	5,287

On May 30, 2007, the Company received a second approvable letter from the U.S. Food and Drug Administration (“FDA”). Prior to the FDA’s decision, the Company had capitalized certain pre-launch inventory costs and deposits to manufacturers associated with the anticipated U.S. launch of its once-daily tramadol product, based on the Company’s best estimate of the timing of the launch. In light of the FDA’s decision, the Company recorded a write-down primarily for the deemed unrecoverable U.S. specific related inventory costs and the deemed unrecoverable deposits to manufacturers. The write-down recorded in cost of goods sold for the year ended December 31, 2007, net of the costs recovered, was $1,422.

7. RESTRICTED LONG-TERM INVESTMENTS

The restricted long-term investments are comprised of two deposit instruments [two as at December 31, 2006] maturing in 2008 with an average weighted yield of 4.16% [2006 – 4.00%]. The market value of the long term investments held as at December 31, 2007 approximates their carrying value. These two investments collateralize letters of credit issued with regard to lease obligations on behalf of the Company by its bankers [note 16].

8. LONG-TERM INVESTMENT

As at December 31, 2007, the Company held $5,751 in principal amount of non-bank sponsored asset-backed commercial paper [“ABCP”] with Aurora Trust, Series A. At the date at which the Company acquired this investment, it was rated R-1 (High) by DBRS Limited, the latter’s highest credit rating for commercial paper, and was recorded in available-for-sale marketable securities. The Canadian market for third-party sponsored ABCP suffered a liquidity disruption in mid-August 2007 following which a group of financial institutions and other parties agreed, pursuant to the Montreal Accord [the “Accord”], to a standstill period in respect of ABCP sold by 22 conduit issuers [“Montreal Proposal ABCP”]. A Pan-Canadian Investors Committee was subsequently established to restructure the Canadian market of ABCP, bring liquidity and create transparency as well as optimize the value for ABCP holders.

The Company is not a signatory to the Accord. On December 23, 2007, the Chairman of the Committee announced the framework of the proposed restructuring of 20 conduits [the “Framework Agreement”], including Aurora Trust. The Framework Agreement will [i] extend the maturity of the Montreal Proposal ABCP to provide for a maturity similar to that of the underlying assets; [ii] pool certain series of Montreal Proposal ABCP which are supported in whole or in part by underlying synthetic assets; [iii] mitigate the margin call risk and obligations of the existing conduits with the creation of a structure to address margin calls if they occur; and [iv] support the liquidity needs of those Montreal Proposal ABCP holders requiring it.

There is currently no certainty regarding the outcome of the proposed restructuring and therefore there is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Montreal Proposal ABCP. The Montreal Proposal ABCP last traded in the active market on or about August 13, 2007 and there are currently no market quotations available for the Montreal Proposal ABCP. The Company estimates the fair value of its ABCP using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows considering the best available data regarding market conditions for such investment as at December 31, 2007. In determining the fair value of its ABCP, the Company assumes a high probability of success of the restructuring and that its investment will be converted to floating-rate notes [“FRN”] in accordance with the key elements of the Framework Agreement. The Company assumes that the FRNs’ underlying assets will include collateralized debt obligations with an average maturity of 7 years, and a AAA credit rating. Furthermore, in determining the fair value of its ABCP, the Company assumes that returns on the FRNs will be reduced by the cost of a margin facility estimated to be 0.80%. In determining the fair value, the Company has also considered current market conditions surrounding the ABCP market such as liquidity and transparency. As a result of this valuation, the Company has recognized a $1,474 write-down reflecting the estimated decline in fair value of this investment as at December 31, 2007, including a provision for its estimated share of restructuring costs associated with the Accord.

The Company’s estimate of the fair value of its ABCP investments as at December 31, 2007 is subject to significant uncertainty. While the Company believes that its valuation technique is appropriate in the circumstances, changes in certain assumptions could significantly affect the value of its ABCP security in the near term. The resolution of these uncertainties could result in the ultimate fair value of this investment varying significantly from the current estimate. The Company estimates that the fair value of the long-term investment in ABCP could range from $4,120 to $4,650 based on alternative assumptions that are reasonably possible. The liquidity crisis in the Canadian market for third-party sponsored ABCP has otherwise had no significant impact on the Company’s consolidated results of operations or financial position.

9. PROPERTY, PLANT AND EQUIPMENT

	COST $	ACCUMULATED DEPRECIATION $	NET CARRYING VALUE $
2007
Building and building improvements	8,428	2,519	5,909
Laboratory and plant equipment	6,192	3,453	2,739
Computer hardware and software	3,111	1,806	1,305
Furniture and office equipment	1,434	656	778
Leasehold improvements	117	48	69
	19,282	8,482	10,800

2006
Building and building improvements	8,323	1,953	6,370
Laboratory and plant equipment	5,505	2,857	2,648
Computer hardware and software	2,437	1,371	1,066
Furniture and office equipment	1,374	626	748
Leasehold improvements	113	36	77
	17,752	6,843	10,909

The right to use the building and the building improvements reverts to its owners in 2018 unless the Company renews or extends the lease.

Property, plant and equipment includes the following assets under capital leases:

	COST $	ACCUMULATED DEPRECIATION $	NET CARRYING VALUE $
2007
Building	5,970	1,857	4,113
Office equipment	260	158	102
	6,230	2,015	4,215
2006
Building	5,970	1,459	4,511
Laboratory equipment	243	153	90
Office equipment	229	150	79
	6,442	1,762	4,680

Amortization expense of assets under capital leases of $447 [2006 – $468 and 2005 – $473] is included with depreciation of property, plant and equipment. During 2007, $96 of property, plant and equipment were acquired through capital leases [2006 – nil and 2005 – nil].

10. INTANGIBLE ASSETS

	COST $	ACCUMULATED AMORTIZATION $	NET CARRYING VALUE $
2007
Intellectual property rights	679	327	352
Patents and trademarks	4,238	1,137	3,101
	4,917	1,464	3,453
2006
Intellectual property rights	500	296	204
Patents and trademarks	3,924	923	3,001
	4,424	1,219	3,205

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2007 $	2006 $
Trade payables and accruals	4,181	4,855
Accrued payroll and related expenses	3,453	3,436
Other	1,085	617
	8,719	8,908

12. DEFERRED REVENUE

In 2005, the Company received a non-refundable up-front licensing payment of $23.1 million from Purdue Pharma Products L.P. [“Purdue Pharma”], which until May 30, 2007, was recognized as revenue on a straight-line basis until February 2009 which was the estimated term over which the Company would be providing research and development activities and supplying product to Purdue Pharma. Following receipt of the second approvable letter from the FDA on May 30, 2007, the Company has extended the period over which it will recognize the balance of this up-front payment remaining in deferred revenue, to July 2011. This period may be shortened or extended further if future events modify the expected term over which the Company maintains substantive contractual obligations to Purdue Pharma. Prior to May 30, 2007, the Company was recognizing $1,618 per quarter as licensing revenue with respect to this up-front payment; following this change in estimate, the amount is $679 per quarter.

13. OBLIGATIONS UNDER CAPITAL LEASES

	2007 $	2006 $
Building, repayable in monthly instalments of $71 until May 2008, $83 from June 2008 to May 2013, and $96 from June 2013 to April 2018, including interest calculated at 14.6%	11,065	11,915
Various leases for office equipment, repayable in monthly instalments totalling $4, including interest ranging from 7.3% to 9.9%, with maturity from November 2008 to March 2012	116	71
	11,181	11,986
Interest included in instalments	5,365	6,146
	5,816	5,840
Less current portion	203	94
	5,613	5,746

Future minimum annual lease payments under capital leases for the next five years and thereafter are as follows:

$
2008	988
2009	1,023
2010	1,023
2011	1,022
2012	1,004
Thereafter	6,121
11,181

14. LONG-TERM DEBT

	2007 $	2006 $
Term loan [Tranche A], maturing on December 1, 2011 bearing interest at 10.95%, payable monthly until June 1, 2009 and subsequently repayable in 30 monthly payments of $563 [US$574] including interest	14,730	—
Term loan, maturing on July 1, 2008, repayable in monthly payments of $381 [US$388] including interest at 11.95%, repaid in December 2007	—	7,786
Adjustment for the debt discount, transaction costs and pro-rata allocated fair value of the warrants	(1,083)	35
	13,647	7,821
Less current portion	—	4,425
	13,647	3,396

On June 28, 2005, the Company entered into a US$10,000 term loan agreement, resulting in gross proceeds of $12,317. As part of the agreement, the Company issued 543,104 warrants to purchase common shares [note 15]. On December 21, 2007, the Company signed an amendment to this agreement for an additional US$25,000 term loan tranche maturing on December 1, 2011. Under the terms of the amended agreement, the Company received $15,021 [US$15,000] [Tranche A], with the remaining US$10,000 available beginning May 15, 2008 through November 15, 2008 [Tranche B]. The remaining balance of $2,610 [US$2,606] of the original term loan entered into in June 2005 was repaid using the proceeds of Tranche A and as a result, the Company recorded a loss on extinguishment of debt of $43, which is recorded in financial expenses.

As part of the amended agreement, the Company issued 1,460,152 warrants to purchase common shares, of which 876,091 were fully vested upon executing of the amendment of the term loan agreement [note 15]. Proceeds of $14,658 [$15,021 net of a debt discount of $363] from Tranche A were allocated to the long-term debt for $14,117 and to the 876,091 warrants for $541. The allocation was based on the relative fair values of the long-term debt and of the vested warrants at time of issuance. The term loan is collateralized by all of the Company’s assets except for its intellectual property. If drawn, Tranche B will bear interest at the higher of 10.95% per annum or the Wall Street Journal Prime rate plus 3.2% and will be fixed if and when there is a draw on Tranche B.

The debt discount and the transaction costs related to the amendment of the term loan agreement amounted to $554. These costs and the value allocated to the vested warrants were recorded as a reduction of the carrying value of long-term debt and are amortized over the remaining term of the loan using the effective yield method. As a result of the debt discount, transaction costs and the value assigned to the vested warrants, the effective interest rate of the term loan is approximately 14.5%.

Principal repayments of the long-term debt for the next four years, are as follows:

$
2008	—
2009	1,585
2010	5,511
2011	6,551

15. CAPITAL STOCK

Authorized

Unlimited number of preferred shares, non-participating, non-voting, without par value

Unlimited number of common shares, voting, without par value

Capital stock transactions

During year ended December 31, 2007, 70,000 [2006 – 424,100 and 2005 – 834,600] stock options were exercised for a total cash consideration of $225 [2006 – $1,930 and 2005 – $2,093]. In addition, capital stock was increased by $142 [2006 – $533 and 2005 – $149] and contributed surplus reduced by the same amount to record stock options exercised which were granted after March 1, 2002. In addition, during the year ended December 31, 2005, 328,633 shares were issued on a cashless conversion of 543,104 warrants resulting in a transfer of $731 from contributed surplus to share capital.

On May 3, 2006, the Company completed a public offering in Canada and the United States and issued 12,650,000 common shares, which included the exercise in full of the underwriters’ over-allotment option, at a price of $8.99 or US$8.00 per share. The total gross proceeds of the offering were $112,734 or an average price per share of $8.91, which considers currency conversion at the closing date. The share issue expenses related to this offering including the underwriters’ discounts and commissions were $9,240.

Warrants

On December 21, 2007, as part of the amended term loan agreement described in note 14, the Company issued 1,460,152 warrants to purchase one common share per warrant, having an exercise price of $1.00 each, with 60% of the warrants being fully vested upon execution of the amended term loan agreement. The remaining 40% vests only if there is a draw on Tranche B. The warrants are subject to repricing if, when the Company initially draws any part of Tranche B, the volume-weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the five days preceding such draw is less than $1.00.

Proceeds from the term loan agreement were allocated to the long-term debt and the vested warrants on a pro-rata basis of their respective fair value. The proceeds allocated to the vested warrants were $541, as set out in note 14.

On June 29, 2005, as part of the term loan agreement described in note 14, the Company issued 543,104 warrants to purchase one common share per warrant, having an exercise price of $2.71 each and expiring on June 29, 2010. During 2005, all of these warrants were exercised on a cashless basis for a total of 328,633 shares.

The Company valued those warrants, which do not have a performance condition, issued in 2007 and 2005 using the Black-Scholes option pricing model with the following weighted average assumptions:

FOR THE YEARS ENDED DECEMBER 31,	2007	2005
Expected volatility	72%	63%
Expected life	5.0 years	5.0 years
Risk-free interest rate	3.88%	3.16%
Dividend yield	n/a	n/a

As at December 31, 2007, 1,460,152 warrants were outstanding [2006 – nil], of which 876,091 were exercisable.

Stock option plan

The Company established a stock option plan for directors, executive officers, employees and consultants of the Company. On April 20, 2005, the Company’s stock option plan was amended in order to express the maximum number of securities issuable thereunder as a percentage of the Company’s issued and outstanding shares rather than a fixed number. The maximum number of common shares that are issuable under the plan shall not exceed 9.9% of the Company’s total issued and outstanding shares at any time.

The maximum number of common shares that may be optioned in favour of any individual will not exceed 5% of the number of outstanding common shares. Under the stock option plan, the price at which the common shares may be purchased will not be lower than the closing price of the common shares on the Toronto Stock Exchange on the grant date. Any options issued are non-transferable.

All of the options that may be granted under the plan are exercisable according to a schedule up to a maximum period of ten years following the grant date thereof. The outstanding options as at December 31, 2007 may be exercised no later than December 2014. Options granted generally vest over a two- or three-year period except for stock options granted to members of the Board of Directors, which vest immediately.

As at December 31, 2007, 5,624,978 [2006 – 5,618,048] securities are issuable under the plan, and 1,954,228 [2006 – 1,068,623] options are available for grant.

The changes in the number of stock options granted by the Company and their weighted average exercise prices are as follows:

	2007		2006		2005
	#	$	#	$	#	$
Balance, beginning of year	3,556,425	6.03	3,560,875	5.59	3,363,475	5.01
Granted	1,399,550	5.50	570,400	7.85	1,071,400	4.92
Exercised	(70,000)	3.22	(424,100)	4.55	(834,600)	2.51
Expired	(1,133,425)	5.96	(141,250)	6.88	(39,000)	2.59
Forfeited	(81,800)	6.24	(9,500)	7.35	(400)	7.92
Balance, end of year	3,670,750	5.89	3,556,425	6.03	3,560,875	5.59
Options exercisable at end of year	2,724,150	6.00	3,008,525	6.03	2,887,975	5.70

Additional information concerning stock options as at December 31, 2007 is as follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
RANGE OF EXERCISE PRICES $	NUMBER OF OPTIONS #	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE [IN YEARS]	WEIGHTED- AVERAGE EXERCISE PRICE $	NUMBER OF OPTIONS #	WEIGHTED- AVERAGE EXERCISE PRICE $
0.96 to 1.29	329,100	6.91	1.02	122,600	1.05
2.45 to 4.47	835,750	1.93	3.59	794,850	3.60
6.61 to 6.98	1,476,100	4.60	6.83	899,800	6.74
7.29 to 9.72	1,029,800	2.87	7.98	906,900	8.03
	3,670,750			2,724,150

A compensation expense of $4,252, net of the estimation of forfeitures, has been recognized during the year ended December 31, 2007 [2006 – $2,600 and 2005 – $1,754] for stock options granted to employees and directors since March 1, 2002.

As at December 31, 2007, total unrecognized compensation expense related to unvested stock options was $1,149, and is expected to be allocated to research and development and selling, general and administrative expenses on a weighted-average period of 12.6 months.

Additional information concerning stock options for the years ended December 31, is as follows:

	2007 $	2006 $	2005 $
Intrinsic value of options outstanding	19	5,532	6,924
Intrinsic value of options exercisable	6	4,961	5,692
Estimated fair value at grant date of options becoming exercisable during the year	3,143	2,313	2,485

The fair value of options granted during the year was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

FOR THE YEARS ENDED DECEMBER 31,	2007	2006	2005
Expected volatility	66%	65%	67%
Expected life	5.0 years	3.8 years	4.0 years
Risk-free interest rate	4.09%	4.04%	3.67%
Dividend yield	n/a	n/a	n/a

In developing the estimate of expected life, the Company has assumed that its recent historical stock option exercise experience is a relevant indicator of future exercise patterns. The Company based its determination of expected volatility on the historical volatility of its traded shares.

The weighted average grant date fair value of stock options granted during the year ended December 31, 2007 using the aforementioned assumptions was $3.09 [2006 – $4.00 and 2005 – $2.65].

16.	COMMITMENTS, GUARANTEES AND CONTINGENCIES

[a] Commitments

The Company occupies certain facilities under operating lease arrangements and leases certain equipment.

Estimated future minimum annual payments under these operating leases for the years ending December 31 are as follows:

$
2008	75
2009	62
2010	61
2011	61
2012	61
Thereafter	15
335

Rental expenses for facilities and equipment under operating leases totalled $101 in 2007 [2006 – $120 and 2005 – $128].

Letters of credit amounting to $1,277 were issued to the lessors of the Company’s facilities as collateral for the Company’s performance of obligations under the leases. These letters of credit are collateralized by specific investments totalling $1,277 which have been classified as long-term.

The Company has entered into a long-term supply agreement with a third-party manufacturer in anticipation of the commercialization of its products. This agreement includes a clause requiring the purchase of minimum quantities of product under certain conditions. Should these conditions be maintained, the Company estimates that the minimum remaining commitment related to this agreement could reach up to approximately $15,539 for the purchase of bulk tablets until 2011.

[b] Guarantees

The Company periodically enters into research, licensing, distribution or supply agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third-party intellectual property claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

[c] Contingencies

In 1994, concurrently with the purchase of a controlled-release technology, the Company acquired a right of first refusal with respect to an improved technology for which it agreed to pay royalties of 4% on net revenue generated from the commercialization of the 1994 purchased technology. On February 7, 2005, the Company was served with a motion to institute legal proceedings in the Québec Superior Court. The motion seeks payment of an unspecified amount of royalties said to be outstanding since 1999. The Company considers that no amounts are owing as at December 31, 2007.

17. INCOME TAXES

The components of income tax expense are as follows:

FOR THE YEARS ENDED DECEMBER 31,	2007 $	2006 $	2005 $
Income taxes
Current	2,519	2,270	1,199
Future	(18)	(134)	—
	2,501	2,136	1,199

Income tax expense on loss from operations as presented differs from the amount calculated by applying the statutory income tax rate to loss before income taxes.

The reasons for this difference and the effect on income tax expense are as follows:

	2007		2006		2005
	$	%	$	%	$	%
Income (loss) before income taxes:
Canadian operations	860		3,283		(1,007)
Foreign operations	(34,934)		(25,012)		(31,128)
	(34,074)		(21,729)		(32,135)
Income tax recovery at the Canadian statutory tax rate	10,911	32.0	6,953	32.0	9,961	31.0
Change in income taxes arising from the following:
Effect of foreign tax rate differential	(7,116)	(20.9)	(4,630)	(21.3)	(6,217)	(19.3)
Non-deductible items	(528)	(1.5)	(71)	(0.3)	(118)	(0.3)
Unrecognized tax benefits of losses carried forward and other differences	(3,415)	(10.0)	(3,418)	(15.7)	(5,423)	(16.9)
Impact of changes in tax rates	(2,191)	(6.4)	(686)	(3.2)	970	3.0
Other	(162)	(0.5)	(284)	(1.3)	(372)	(1.2)
Income tax expense	(2,501)	(7.3)	(2,136)	(9.8)	(1,199)	(3.7)

The Company did not deduct certain discretionary research and development expenses which have an unlimited carryforward period, and recorded a Canadian federal tax expense and liability of $2,667 in 2007 [$2,084 in 2006 and $1,199 in 2005] in order to utilize a corresponding amount of non-refundable tax credits related to research and development expenditures not previously recognized in the consolidated financial statements and which would eventually expire. The corresponding amount was recognized as government assistance and a reduction of research and development expenses [note 18] and offsets the federal income tax payable for 2007.

The tax effect of temporary differences and net operating losses that give rise to future income tax assets and liabilities are as follows:

	2007 $	2006 $
Future income tax liabilities
Investment tax credits	(798)	(646)
Carrying values of capital assets in excess of tax basis	(121)	—
Total future income tax liabilities	(919)	(646)
Future income tax assets
Tax basis of capital assets in excess of carrying values	1,999	2,482
Net operating losses carried forward of foreign entities	17,048	13,375
Research and development expenditures	10,333	10,338
Share issue costs, financial expenses and other	2,486	2,969
Impairment loss on long-term investment	228	—
Total future income tax assets	32,094	29,164
Valuation allowance	(31,059)	(28,384)
Future tax assets	1,035	780
Net future income tax assets	116	134

During the year ended December 31, 2007, the valuation allowance increased by $2,675.

The Company has accumulated loss carryforwards in foreign jurisdictions which are available to reduce future years taxable income, the benefits of which have not been recognized in these consolidated financial statements. These loss carryforwards expire as follows:

BARBADOS $
2012	2,728
2013	4,051
2014	3,208
2016	3,981
13,968

In addition, the Company has $142,225 of loss carryforwards in Ireland that are available to reduce taxable income in future years and have an unlimited carryforward period, the benefits of which have not been reflected in these consolidated financial statements.

The Company has approximately $46,195 of research and development expenditures for Canadian federal tax purposes and $28,655 for Quebec tax purposes that are available to reduce taxable income in future years and have an unlimited carryforward period. The tax benefit of $2,584 [2006 – $2,019 and 2005 – $1,199] of these expenditures has been recognized for federal and Quebec tax purposes and an additional $1,017 in 2007 for Quebec tax purposes in these consolidated financial statements. Research and development expenditures are subject to audit by the taxation authorities and accordingly, these amounts may vary.

The Company also has accumulated share issue costs which have not been deducted for income tax purposes amounting to approximately $5,983. The benefits of these expenses have not been recorded in the consolidated financial statements.

Canada Revenue Agency audit

The Company is being audited by the Canada Revenue Agency [“CRA”] with respect to the 2002 sale, to its foreign subsidiaries, of an undivided interest in certain of its intellectual property rights, and with respect to its international operations. The possible outcomes of this audit are multiple and are uncertain at this time.

The CRA has verbally advised the Company of its intent to issue a proposal for the reassessment of the Company on the basis of a proposed recharacterization of the Company’s operations and the 2002 intellectual property sale to the foreign subsidiaries, under paragraphs 247(2)(b) and (d) of the Income Tax Act. The effect of a recharacterization should be that from a Canadian tax perspective, all intellectual property would be recharacterized as being completely owned by the Canadian entity rather than jointly owned with the various foreign entities. The general impact should be a significant increase in the loss carryforwards for Canadian federal and provincial tax purposes, partly offset by a decrease in loss carry-forwards in Ireland and Barbados. Since the tax benefit of these loss carryforwards is currently offset by the valuation allowance, there should be no impact on the current balance sheet or income statement except as noted below with respect to federal investment tax credit claims. No income tax should currently be payable. In addition, when the Company becomes profitable and has used up all its loss carryforwards, the Company’s effective tax rates would be higher since a greater portion of its revenue would be deemed taxable in Canada.

The Company would also be required to adjust its claims for federal non-refundable investment tax credits recognized in the amounts of $2,667, $2,084 and $1,199 for the years ended December 31, 2007, 2006 and 2005, respectively, which would result in an annual increase in research and development expenses and a corresponding reduction of income tax expense in each year.

Once the proposal is received, the Company will evaluate its options to defend against the proposed reassessment. In 2006, the Company took a reserve with respect to valuation issues in relation to the amount at which the assets were sold in 2002, through a reduction in future income tax assets of $2,072 and a corresponding reduction in the valuation allowance.

18. GOVERNMENT ASSISTANCE

The Company incurred research and development expenditures which are eligible for investment tax credits. The investment tax credits recorded are based on management’s estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. These amounts have been recorded as a reduction of research and development expenditures as follows:

	2007 $	2006 $	2005 $
Research and development tax credits
Non-refundable	2,667	2,084	1,199
Refundable	1,318	994	1,514
	3,985	3,078	2,713

The Company has non-refundable investment tax credits available amounting to $4,795 related to research and development expenditures which may be utilized to reduce federal income taxes payable in future years and expire as follows:

$
2015	1,147
2026	1,769
2027	1,879
4,795

The benefits of these non-refundable investment tax credits have not been recognized in the consolidated financial statements.

19. FINANCIAL EXPENSES

	2007 $	2006 $	2005 $
Interest on long-term debt	1,089	1,643	1,010
Interest on capital lease obligations	799	803	817
Loss on extinguishment of long-term debt	43	—	—
Amortization of deferred financing costs	—	208	110
	1,931	2,654	1,937

20. NET CHANGE IN NON-CASH OPERATING ITEMS

	2007 $	2006 $	2005 $
Accounts receivable	505	(3,335)	355
Research and development tax credits receivable	672	(994)	(75)
Income taxes receivable	769	(513)	(425)
Inventories	2,412	(3,099)	(2,188)
Prepaid expenses and other assets	(76)	(932)	(205)
Accounts payable and accrued liabilities	68	(607)	3,140
Deferred revenue	(3,101)	(5,392)	28,125
	1,249	(14,872)	28,727

21. EMPLOYEE BENEFIT PLANS

The Company has two defined contribution pension plans, a voluntary contributory Canadian plan effective July 1, 2005 and a voluntary contributory European plan effective December 2003. The Company funded and charged to expenses contributions of $243, $171 and $108 in 2007, 2006 and 2005, respectively.

22. ECONOMIC DEPENDENCE

The Company is dependent on key raw material suppliers and key contract manufacturers. The loss of any of these suppliers could have a material adverse effect on the Company’s financial position and results of operations.

23. FINANCIAL INSTRUMENTS

Credit and interest rate risk

Financial instruments that potentially subject the Company to significant concentrations of credit and interest rate risk consist principally of cash equivalents, marketable securities and the long-term investment. The primary objectives for the Company’s investment portfolio are liquidity and capital preservation. Investments are made to achieve the highest rate of return to the Company, consistent with these two objectives. The Company has an investment policy that monitors the safety and preservation of principal and investments, which limits the amount invested by issuer.

The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to fixed interest rates on the marketable securities, owing to their relative short-term nature.

Also, the Company provides credit to its clients in the normal course of operations. It carries out on a continuing basis, credit evaluations of its customers. Revenue from product sales is primarily from pharmaceutical companies that generally have significant cash resources. As at December 31, 2007, 59% [2006 – 57%] of trade accounts receivable are due from two customers [2006 – two customers].

Currency risk

A substantial portion of the Company’s revenue from research contracts and licensing and distribution agreements is denominated in U.S. dollars or Euros. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the U.S. dollar and Euro. The Company does not currently use derivative financial instruments to reduce its foreign exchange exposure, however, the Company has a natural hedge for a portion of this risk, in that many of its expenditures are in U.S. dollars and Euros. Fluctuations in payments made for the Company’s products could cause unanticipated fluctuations in the Company’s operating results. The significant balances in foreign currencies as at December 31, 2007 are as follows:

	U.S. DOLLARS		EUROS
	2007 $	2006 $	2007 €	2006 €
Cash and cash equivalents	13,006	6,484	2,471	3,082
Accounts receivable	—	200	768	1,322
Income taxes receivable	163	—	—	610
Restricted long-term investments	—	—	53	51
Accounts payable and accrued liabilities	(729)	(1,286)	(689)	(788)
Long-term debt	(15,000)	(6,675)	—	—
	(2,560)	(1,277)	2,603	4,277

Fair value of financial instruments

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Accordingly, the estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

The fair values of the available-for-sale marketable securities have been determined by reference to published price quotation.

Given their short-term maturity, the fair value of cash and cash equivalents, accounts receivable, research and development tax credits receivable, restricted long-term investments and accounts payable approximates their carrying value.

The long-term investment is recorded at its estimated fair value using the methods and assumptions described in note 8.

The estimated fair value of long-term debt, estimated by discounting expected cash flows at rates currently offered to the Company for similar debt, is not significantly different from its respective carrying value at December 31, 2007 and 2006.

24. SEGMENT DISCLOSURES

The Company operates in one operating segment – pharmaceutical products. The Company carries on business in Canada, Barbados, the United States, Ireland, and substantially all of the Company’s tangible assets are located in Canada. Licensing and product sales revenue has been derived primarily from the business carried on in Ireland, by the Company’s subsidiary Labopharm Europe Limited, and all other revenue has been derived from business carried on in Canada. The intangible assets are jointly owned by the Company and its foreign subsidiaries. The following tables present revenue by the customers’ domicile and property, plant and equipment by location.

	TOTAL REVENUE
	2007 $	2006 $	2005 $
Europe	11,774	8,138	1,878
United States	5,498	7,736	1,360
Canada	1,726	—	—
	18,998	15,874	3,238

	PROPERTY, PLANT AND EQUIPMENT
	2007 $	2006 $
Canada	10,281	10,318
Europe	519	591
	10,800	10,909

For the year ended December 31, 2007, five customers [2006 – two customers and 2005 one customer] generated 23%, 19%, 15%, 14% and 10%, respectively of product sales [2006 – 60% and 10%, respectively and 2005 – 100%].

For the year ended December 31, 2007, one customer [2006 – one customer and 2005 – two customers] generated 73% of licensing revenue [2006 – 86% and 2005 – 71% and 26%, respectively].

For the year ended December 31, 2007, one customer [2005 – one customer] generated 100% of research and development contract revenue [2005 – 100%].

25. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, in the normal course of business, the Company paid consulting fees of $352 [2006 – $322 and 2005 – $325] to a company related to a director and recorded this amount in selling, general and administrative expenses. These transactions are measured at the exchange amount.

26. RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES

These consolidated financial statements were prepared in accordance with Canadian GAAP. The following represents accounting policies which the Company would adopt in order to conform to U.S. GAAP:

[a] Stock-based compensation

Under Canadian GAAP, the Company accounts for stock-based compensation to employees and directors as described in note 2. Under U.S. GAAP, the Company has followed the fair value method in accordance with SFAS 123(R), Accounting for Stock-Based Compensation as of May 1995 [SFAS123(R) as of January 1, 2006]. As such, all compensation expense is also recorded as a charge to income and a credit to accumulated paid-in capital. However, the compensation expense under U.S. GAAP considers options and warrants granted prior to the effective date of the Canadian GAAP requirements.

During the year ended February 28, 2001, the Company granted 196,725 compensation options to its agent in connection with the Company’s issuance of common shares. The options had an exercise period of twenty-four months from August 31, 2000, vested immediately and entitled the holder to purchase common shares at an exercise price of $3.40 per share. Under Canadian GAAP no compensation cost was recorded. Under U.S. GAAP, these options were accounted for under the fair value method on the date of grant using the Black-Scholes option pricing model, and an expense of $356 was recorded as a share issue cost against share capital, with a corresponding credit to contributed surplus. During the year ended February 28, 2002, 100,000 options were exercised resulting in a transfer of $181 from contributed surplus to share capital, and the remaining 96,725 options expired unexercised in August 2002.

[b] Warrants

During the year ended February 28, 2000, the Company issued 200,000 warrants to purchase one common share per warrant, to the former supplier of Contramid® in partial settlement for the termination of an agreement. No expense was recorded for the fair value of these warrants under Canadian GAAP. Under U.S. GAAP, these warrants were accounted for under the fair value method on the date of grant using the Black-Scholes option pricing model, and an expense of $224 was recorded as a charge to operations in fiscal 2000, with a corresponding credit to contributed surplus. In 2002 and 2004, 190,000 warrants were exercised resulting in a total transfer of $213 from contributed surplus to capital stock.

[c] Patent and intellectual property costs

Under Canadian GAAP, the Company capitalizes certain patent costs and costs of acquiring intellectual property as further described in note 2. Under U.S. GAAP, such costs would be classified as in-process research and development and would be expensed as incurred until such time as the underlying product is approved for commercialization. Amounts included in the reconciliation of consolidated net loss and comprehensive loss reflect an increase to the net loss for amounts capitalized under Canadian GAAP, offset by a decrease to the net loss for amortization expense under Canadian GAAP.

During the year ended December 31, 2007, the Company acquired certain patents or intellectual property rights which relate to a product approved for sale in Europe and capitalized the purchase cost of $353 [2006 – $97 and 2005 – $1,162] under U.S. GAAP.

[d] Research and development expenses

Under U.S. GAAP, research and development costs are expensed as incurred and include salaries and benefits, costs paid to third-party contractors to perform research, develop and manufacture drug material, and a portion of facilities costs. Clinical trial costs are a significant component of research and development expenses and include costs associated with third-party contractors. Invoicing from third-party contractors for services performed can lag several months. There are no deferred research and development costs under U.S. and Canadian GAAP.

[e] Investment tax credits

Under U.S. GAAP, non-refundable research and development tax credits are applied as a reduction of income tax expense. These amounts are deducted from research and development expenses under Canadian GAAP.

The effect of the above on the Company’s consolidated financial statements is set out below:

Reconciliation of consolidated net loss and comprehensive loss

FOR THE YEARS ENDED DECEMBER 31,	2007 $	2006 $	2005 $
Net loss under Canadian GAAP	(36,575)	(23,865)	(33,334)
Adjustment for:
Patent and intellectual property costs [c]	11	43	(33)
Net loss under U.S. GAAP	(36,564)	(23,822)	(33,367)
Changes in unrealized comprehensive loss	(50)	—	—
Comprehensive loss under U.S. GAAP	(36,614)	(23,822)	(33,367)
Net loss per share under U.S. GAAP – basic and diluted	(0.64)	(0.46)	(0.78)

The weighted average number of common shares outstanding for purposes of determining basic and diluted net loss per share is the same as those used for Canadian GAAP purposes.

The effects of any permanent or temporary timing differences for tax purposes are not significant and therefore have not been reflected in the reconciliation.

Reconciliation of reported amounts on consolidated balance sheets

Material variations in selected balance sheet accounts under U.S. GAAP are as follows:

	CANADIAN GAAP $	ADJUSTMENTS $	U.S. GAAP $
2007
Intangible assets [c]	3,453	(2,015)	1,438
Capital stock [a] [b]	241,955	4,024	245,979
Contributed surplus [a] [b]	12,527	6,349	18,876
Deficit	(205,024)	(12,388)	(217,412)
2006
Intangible assets [c]	3,205	(2,026)	1,179
Capital stock [a] [b]	241,588	4,024	245,612
Contributed surplus [a] [b]	8,417	6,349	14,766
Deficit	(168,449)	(12,399)	(180,848)

27. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2007 consolidated financial statements.